

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2019

Andrew Freedman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019

> **Re:** **Galaxy Gaming, Inc.**
> **PREC14A filed by Robert G. Pietrosanto et al.**
> **Filed August 2, 2019**
> **File No. 000-30653**

Dear Mr. Freedman:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

Background and Reasons for the Solicitation, page 4

1. Please provide us with factual support for the assertions regarding Mr. Hagerty's purportedly self-interested negotiations with stockholders.

2. We note the disclosure that states that Mr. Hagerty "*ostensibly* made purchases from one or more stockholders for his personal benefit" (emphasis added). The phrasing suggests that the motivation behind Mr. Hagerty's purchases had to do with something other than his personal benefit. Please clarify.

Proposal One, Election of Directors, page 7

3. We note the Company's August 7 press release stating that the nomination notice submitted by Mr. Saucier and Mr. Pietrosanto is invalid and will not be considered at the 2019 Annual Meeting. Please revise the final paragraph on page 8 and the first paragraph on page 9 to clarify the disclosure in light of this development, and address the legal risk that the participants' solicitation efforts face.

Solicitation of Proxies, page 16

4. We note the disclosure that states that proxies may be solicited by, among other means, telegraph. Please advise us as to whether the reference to telegraph is accurate, or delete it.

Form of Proxy

5. The form of proxy indicates that Mr. Pietrosanto recommends a vote "for" Proposal 4. Please reconcile this with the statement on page 12 that the participants "make no recommendation" with respect to the same proposal.

<p align="center">*   *   *</p>

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-8094 with any questions.

Sincerely,

/s/ David M. Plattner

David M. Plattner
Special Counsel
Office of Mergers and Acquisitions